UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Invacare Holdings Corporation
Full Name of Registrant

Invacare Corporation
Former Name if Applicable

One Invacare Way
Address of Principal Executive Office (Street and Number)

Elyria, Ohio 44035
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Invacare Holdings Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2023 (the “Form 10-Q”) within the prescribed time period due to the Company’s emergence from bankruptcy on May 5, 2023 (the “Emergence Date”), and the extra time necessary to prepare financial statements and disclosures which apply fresh start accounting as required in the Form 10-Q. The delay in preparing the reported financial statements and related disclosures is principally related to the requirement of fresh start accounting under which the Company must establish a new successor reporting entity, break down its current reporting period between predecessor and successor periods, and determine new fair values for the new reporting entity’s assets, liabilities and equity as of the Emergence Date, which cannot be completed prior to the prescribed due date for the Form 10-Q without unreasonable effort or expense.

The Company will work diligently to file the Form 10-Q, but cannot currently predict or provide assurance as to the date on which the Form 10-Q will be filed.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Kai Zhu                   (440)          329-6000
(Name)             (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

As described above in Part III – Narrative to this Form 12b-25, the Company was unable to file its Form 10-Q within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the three and six month periods ended June 30, 2023 will not be comparable to the corresponding prior year due to fresh start accounting.

Due to the delay in finalizing certain financial and other related date in the Form 10-Q, the Company’s results of operations for the period ending June 30, 2023 have not been finalized. As a result, the Company is currently unable to provide a reasonable estimate of certain of the results or the anticipated changes from prior period results.

Invacare Holdings Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2023                    By: /s/ Kai Zhu
Kai Zhu
Senior Vice President, Chief Financial Officer